UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2024

On February 28, 2025, the Board of Directors of Woori Financial Group Inc. (“Woori Financial Group”) passed the following resolution to hold the annual general meeting of shareholders (the “AGM”) on March 26, 2025.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 26, 2025; 10:00 A.M. (Korea Standard Time)

•	Venue: Woori Bank Head Office Building, Synergy Hall, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea (subject to change in the case of extraordinary circumstances)

•	Agenda:

1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for the fiscal year 2024 (Jan. 1, 2024 – Dec. 31, 2024)

2. Approval of amendments to the Articles of Incorporation

3. Approval of reductions to the capital reserve

4. Election of directors (4 independent directors)

-	4-1 Candidate for independent director : Choon Soo KIM

-	4-2 Candidate for independent director : Young Hoon KIM

-	4-3 Candidate for independent director : Kang Haeng LEE

-	4-4 Candidate for independent director : In Sub YOON

5. Election of independent director who will serve as an audit committee member

-	Candidate for independent director who will serve as an audit committee member : Yeongseop RHEE

6. Election of audit committee members who are independent directors

-	6-1 Candidate for independent director : Choon Soo KIM

-	6-2 Candidate for independent director : Young Hoon KIM

-	6-3 Candidate for independent director : Kang Haeng LEE

7. Approval of maximum limit on directors’ compensation

Agenda details

•	Approval of reductions to the capital reserve

•

In accordance with Article 461-2 of the Korea Commercial Code (Reduction of Reserve), the company intends to transfer its capital reserve to retained earnings. This measure aims to expand the funds available for dividends, as part of the company’s shareholder return policy.

•

The reduction in capital reserve will result in an increase of KRW 3.0 trillion in distributable profit, which, in accordance with relevant laws, may be used as a source for non-taxable dividends in the future.

•

For individual shareholders, non-taxable dividends are not subject to withholding tax (15.4%), allowing them to receive 100% of the dividend amount. Additionally, such dividends are not subject to comprehensive taxation on financial income (up to 49.5%).

•	Appointment of independent directors

Name	Date of Birth	Term of Office	Appointment	Career Background (including current position)		Other Positions Held as Directors, etc.
Choon Soo KIM	July 1956	From the end of the AGM for FY2024 to the end of the AGM for FY2026	New Appointment	2019-2025 2023-2025 2012-2018 2009-2012	- CEO, Natural Farm & Bio and Advisor, Eugene Logistics - CEO, Gowoon Leisure - CEO, Eugene Logistics - President of Ethics Management Office, Eugene Corporation	-
Young Hoon KIM	January 1958	From the end of the AGM for FY2024 to the end of the AGM for FY2026	New Appointment	2016-Current 2016-2024 2021-2024 2008-2015 2004-2007	- Executive director, Kidari Studio - CEO, Kidari Studio - CEO, Lezhin Entertainment - CEO, Daou Technology - CEO, Unitel	- Executive director, Kidari Studio
Kang Haeng LEE	September 1959	From the end of the AGM for FY2024 to the end of the AGM for FY2026	New Appointment	2025-Current 2022-2024 2019-2021 2016-2018	- Senior Advisor, Korea Investment Holdings - Vice Chairman, Korea Investment Holdings - President, Korea Investment Holdings - Executive Vice President, Korea Investment Holdings	-

In Sub YOON	January 1956	From the end of the AGM for FY2024 to the end of the AGM for FY2025	Re Appointment	2022-Current 2018-2021 2010-2017 2008-2010 2007-2008	- Independent director, Woori Financial Group - Chairman of the Board of Directors and Chairman, Fubon Hyundai Life Insurance - CEO, Korea Ratings - CEO, Hana HSBC Life Insurance - CEO, Hana Life	- Independent director, Woori America Bank

•	Appointment of independent director who will serve as an audit committee member

Name	Date of Birth	Term of Office	Appointment	Career Background (including current position)		Other Positions Held as Directors, etc.
Yeongseop RHEE	May 1960	From the end of the AGM for FY2024 to the end of the AGM for FY2026	New Appointment	2010-Current 2019-2022 2020-2021 2016-2018	- Professor, Seoul National University Graduate School of International Studies - Independent director, Samsung Securities - President, Korea Money and Finance Association - Director, Institute of Financial Economics of Seoul National University	-

•	Appointment of Audit Committee Members who are Independent directors

Name	Date of Birth	Term of Office	Appointment	Career Background (including current position)		Other Positions Held as Directors, etc.
Choon Soo KIM	July 1956	From the end of the AGM for FY2024 to the end of the AGM for FY2026	New Appointment	2019-2025 2023-2025 2012-2018 2009-2012	- CEO, Natural Farm & Bio and Advisor, Eugene Logistics - CEO, Gowoon Leisure - CEO, Eugene Logistics - President of Ethics Management Office, Eugene Corporation	-

Young Hoon KIM	January 1958	From the end of the AGM for FY2024 to the end of the AGM for FY2026	New Appointment	2016-Current 2016-2024 2021-2024 2008-2015 2004-2007	- Executive director, Kidari Studio - CEO, Kidari Studio - CEO, Lezhin Entertainment - CEO, Daou Technology - CEO, Unitel	- Executive director, Kidari Studio
Kang Haeng LEE	September 1959	From the end of the AGM for FY2024 to the end of the AGM for FY2026	New Appointment	2025-Current 2022-2024 2019-2021 2016-2018	- Senior Advisor, Korea Investment Holdings - Vice Chairman, Korea Investment Holdings - President, Korea Investment Holdings - Executive Vice President, Korea Investment Holdings	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: February 28, 2025	By: /s/ Sung-Wook Lee
(Signature)

Name: Sung-Wook Lee
Title: Deputy President